05035689

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASHINGTON DC

SEC FILE NUMBER
8- 53698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chicago Analytic Trading Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 North Wacker Drive, Suite 4700
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad R. Erwin 312-334-1520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Silver & Company
(Name – *if individual, state last, first, middle name*)

5750 Old Orchard Rd., Ste. 200 (Address) Skokie (City) IL (State) 60077 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05

OATH OR AFFIRMATION

I, Sharath M. Sury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chicago Analytic Trading Company, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

OFFICIAL SEAL
KRISTEN MARIE SIDEBOTHAM
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 7-23-2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHICAGO ANALYTIC TRADING COMPANY, LLC

REPORT FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

OATH OR AFFIRMATION

I, Chad R. Erwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chicago Analytic Trading Company, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

OFFICIAL SEAL
KRISTEN MARIE SIDEBOTHAM
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 7-23-2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHICAGO ANALYTIC TRADING COMPANY, LLC

TABLE OF CONTENTS

PAGE

MS&Co.

MICHAEL SILVER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

EARL E. HOLTZMAN, CPA
NEIL FRIEDMAN, CPA
HARVEY FAYER, CPA
LARRY ISAACSON, CPA
ELIOT H. ROSENWALD, CPA, CVA
EUGENE J. SOLAR, CPA
STEVEN D. HANDLER, CPA
JOSEPH P. ROZNAI, CPA

BURTON M. EISENBERG, CPA
ERIC A. LARSON, CPA
GREGORY D. TEISTER, CPA
GEORGE F. LUCAS, CPA
MARK D. DeVIENCE, CPA
PHILIP J. KENT, CPA
BERYL REID, CPA
STEPHEN J. SICHROVSKY, CPA

Of Counsel
MARK R. GOLDSTICK, CPA

INDEPENDENT AUDITORS' REPORT

To the Members
Chicago Analytic Trading Company, LLC

We have audited the accompanying statements of financial condition of Chicago Analytic Trading Company, LLC as of December 31, 2004 and 2003, and the related statements of income (loss) and members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Analytic Trading Company, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The additional information on page 8 has not been subjected to the auditing procedures applied in the audits of the basic financial statements and, accordingly, we express no opinion on it. The additional information on page 9 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael Silver & Company
Certified Public Accountants

Skokie, Illinois
February 14, 2005

5750 OLD ORCHARD RD. • SUITE 200 • SKOKIE, ILLINOIS 60077 • (847) 982-0333 • FAX (847) 982-0219 • www.msco.net

CHICAGO ANALYTIC TRADING COMPANY, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31

	2004	2003
ASSETS		
Current Assets		
Cash	$ 462,928	$ 620,914
Commissions receivable	52,579	122,996
Other receivable	5,000	-
Prepaid expenses	40,843	18,235
Total current assets	561,350	762,145
TOTAL ASSETS	$ 561,350	$ 762,145
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable	$ 3,659	$ -
Accrued payroll and related taxes	4,785	8,466
Total current liabilities	8,444	8,466
Members' Equity	552,906	753,679
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 561,350	$ 762,145

The accompanying notes are an integral part of these financial statements.

CHICAGO ANALYTIC TRADING COMPANY, LLC

STATEMENTS OF INCOME (LOSS) AND MEMBERS' EQUITY FOR THE YEARS ENDED DECEMBER 31

	2004	2003
Revenue	$ 898,171	$ 1,388,987
Operating Expenses	1,149,400	816,341
Operating Income (Loss)	(251,229)	572,646
Interest Income	45,456	123,595
Net Income (Loss)	(205,773)	696,241
Members' Equity - Beginning Of Year	753,679	257,438
Member Contributions	5,000	-
Members' Distributions	-	(200,000)
Members' Equity - End Of Year	$ 552,906	$ 753,679

The accompanying notes are an integral part of these financial statements.

CHICAGO ANALYTIC TRADING COMPANY, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2004	2003
INCREASE (DECREASE) IN CASH		
Cash Flows From Operating Activities:		
Net income (loss)	$ (205,773)	$ 696,241
Adjustments to reconcile net income (loss) to net cash provided by (used by) operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Commissions receivable	70,417	15,748
Other receivable	(5,000)	-
Prepaid expenses	(22,608)	(11,701)
Increase (decrease) in:		
Accounts payable	3,659	(2,669)
Accrued payroll and related taxes	(3,681)	(184,374)
Total adjustments	42,787	(182,996)
Net cash provided by (used by) operating activities	(162,986)	513,245
Cash Flows From Financing Activities:		
Contributions from member	5,000	-
Distributions to members	-	(200,000)
Net cash provided by (used by) financing activities	5,000	(200,000)
Net Increase (Decrease) In Cash	(157,986)	313,245
Cash - Beginning Of Year	620,914	307,669
Cash - End Of Year	$ 462,928	$ 620,914

The accompanying notes are an integral part of these financial statements.

CHICAGO ANALYTIC TRADING COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1 - Nature Of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was organized November 1, 2001 pursuant to the Delaware Limited Liability Company Act. Under the Delaware Limited Liability Act neither a member nor a manager of an L.L.C. is personally liable for a debt, obligation, or liability of the L.L.C. arising in a contract, tort, or otherwise.

The Company claims exemption to Securities and Exchange Commission (SEC) Rule 15c3-3 under subparagraph k(2)(B). The provision of the rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers, and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2 - Summary Of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

No provision for taxes on income is required since the members report their proportionate share of taxable income in their respective income tax returns. The Company is subject to certain state income taxes.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company clears its securities transactions through another broker-dealer on a fully disclosed basis. The amount shown as commissions receivable consists of commissions due from the clearing broker-dealer.

3 - Lease Commitments

The Company leases office space from an entity related through common ownership through August 2012. Rent payments of $11,667 are due monthly. The Company is also responsible for its pro rata share of the operating expenses and real estate taxes. Rent expense, including operating expenses and real estate taxes, was $212,170 and $179,896 for the years ended December 31, 2004 and 2003, respectively.

Future minimum lease payments are as follows:

Years ending December 31,	
2005	$ 140,000
2006	140,000
2007	140,000
2008	140,000
2009	140,000
Thereafter	373,333
Total	$ 1,073,333

4 - Concentration Of Credit Risk

The Company maintains cash accounts at various financial institutions and has credit risk for balances in excess of federally insured limits.

5 - 401(k) Plan

The Company, along with an entity related by common ownership, sponsors a defined contribution 401(k) plan that covers eligible employees, as defined in the plan. Participants may contribute from 1% to 15% of their compensation. The Company makes matching contributions of up to 50% of the first 3% contributed by the participants. Employer contributions to the plan for the years ended December 31, 2004 and 2003 were $2,511 and $1,482, respectively.

6 - Related Party Transactions and Economic Risk

The Company acts as an introducing broker to three limited partnerships whose General Partner is Valence Capital Group, formerly known as Chicago Analytic Capital Management, LLC, a related entity through common ownership and a limited liability company. All commissions earned for the years ended December 31, 2004 and 2003 were generated through the trading activity of the four entities. If these entities cease to exist, or decline substantially in trading activity, the Company would be severely affected.

7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company's SEC net capital requirement is $5,000. The Company's clearing broker requires the Company to maintain net capital equal to or greater than the amount required by the SEC net capital rules applicable to a correspondent introducing broker or $150,000. As of December 31, 2004, the Company had net capital of $507,063, as calculated in accordance with Rule 15c3-1, which was $357,063 in excess of its required net capital. The Company's net capital ratio was .02 to 1.

ADDITIONAL INFORMATION

CHICAGO ANALYTIC TRADING COMPANY, LLC

SCHEDULES OF OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31

	2004	2003
Salaries, benefits and payroll taxes	$ 797,901	$ 482,226
Exchange fees	35,427	25,971
Computer expenses	54,294	69,538
Contributions	3,659	-
Insurance	3,970	4,914
Office expenses	1,980	1,585
Professional fees	33,117	44,620
Rent expense	212,170	179,896
Licenses	6,882	7,591
Total operating expenses	$ 1,149,400	$ 816,341

See disclaimer of opinion in Independent Auditors' Report.

CHICAGO ANALYTIC TRADING COMPANY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2004

Net Capital		
Total members' equity		$ 552,906
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		552,906
Add:		
No additional items to add		-
Total capital and allowable subordinated borrowings		552,906
Deductions and/or charges:		
Nonallowable assets:		
Other receivables	5,000	
Other assets	40,843	
	45,843	
		45,843
Net Capital		$ 507,063
Aggregate Indebtedness		
Items included in statement of financial condition:		
Payable to clearing broker		-
Other accounts payable and accrued expenses		8,444
Total Aggregate Indebtedness		$ 8,444
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required in Accordance with NASD Regulations		$ 5,000
Excess Net Capital		$ 502,063
Ratio: Aggregate Indebtedness to Net Capital		0.02 to 1
Reconcilation with company's computation (included in Part II of Form X-17a-5 as of December 31, 2004		
Net Capital, as reported in Company's Part II (unaudited) FOCUS report		$ 507,063
Nonallowable asset not reported		(17,785)
Audit adjustment		17,785
Net Capital per above		$ 507,063

See Independent Auditors' Report.

MS&Co.
MICHAEL SILVER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

EARL E. HOLTZMAN, CPA
NEIL FRIEDMAN, CPA
HARVEY FAYER, CPA
LARRY ISAACSON, CPA
ELIOT H. ROSENWALD, CPA, CVA
EUGENE J. SOLAR, CPA
STEVEN D. HANDLER, CPA
JOSEPH P. ROZNAI, CPA

BURTON M. EISENBERG, CPA
ERIC A. LARSON, CPA
GREGORY D. TEISTER, CPA
GEORGE F. LUCAS, CPA
MARK D. DeVIENCE, CPA
PHILIP J. KENT, CPA
BERYL REID, CPA
STEPHEN J. SICHROVSKY, CPA

Of Counsel
MARK R. GOLDSTICK, CPA

Board of Directors
Chicago Analytic Trading Company, LLC

In planning and performing our audit of the financial statements of Chicago Analytic Trading Company, LLC (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

5750 OLD ORCHARD RD. • SUITE 200 • SKOKIE, ILLINOIS 60077 • (847) 982-0333 • FAX (847) 982-0219 • www.msco.net

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael Silver & Company
Certified Public Accountants

Skokie, Illinois
February 14, 2005